Exhibit 99.1

GERDAU S.A. Publicly-held Company CNPJ No. 33.611.500/0001-19 NIRE No. 33.3.0003226.6	AÇOS VILLARES S.A. Publicly-held Company CNPJ No. 60.664.810/0001-74 NIRE No. 35.3.0001089.2	METALÚRGICA GERDAU S.A. Publicly-held Company CNPJ No. 92.690.783/0001-09 NIRE No. 43300001504

MATERIAL FACT

METALÚRGICA GERDAU S.A. (BM&FBOVESPA: GOAU3 and GOAU4), GERDAU S.A. (BM&FBOVESPA: GGBR3 and GGBR4, NYSE: GGB, LATIBEX: XGGB) (“Gerdau”) and AÇOS VILLARES S.A. (BM&FBOVESPA: AVIL3) (“Villares”), in compliance with the provisions of CVM Rulings Nos. 358/2002 and 319/1999, come to inform the following:

With the purpose of integrating the activities of Gerdau, Prontofer Serviços de Construção Ltda. (“Prontofer”) and Villares (jointly, the “Companies”), the partners and shareholders of the Companies shall be provided with a proposal of merger, by Gerdau, (i) of Prontofer, a company whose capital is held by Gerdau BG Participações S.A. and Grupo Gerdau Empreendimentos Ltda., and (ii) of its controlled company, Villares, in the manner described below (jointly referred to as “Merger”).

1. Reasons or purposes of the transaction and the Companies’ interest in its performance.

1.1. It is believed that the Merger will be advantageous to the Companies’ shareholders and partners, to the extent that it will (i) generate scale economy, increase in operational, commercial, administrative and management efficiencies, optimizing and, as a consequence, reducing needless costs, (ii) allow for the simplification of the corporate structure of Grupo Gerdau, enabling greater transparency of its information, and (iii) enable Prontofer’s partners and Villares’ shareholders to receive Gerdau’s shares, as a result of the Merger, thus benefiting from greater liquidity with the ownership of shares traded at Level I of BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).

2. Acts that preceded the transaction.

2.1. Metalúrgica Gerdau S.A. [has contributed] to Prontofer’s capital, at book value, Villares’ shares held by it.

2.2. The administrators and members of Gerdau’s Audit Committee have expressed themselves favorably, on the date hereof, to the merger of Prontofer into Gerdau, pursuant to the terms of the “Protocol and Justification of Merger of Prontofer Serviços

de Construção Ltda. into Gerdau S.A.” (“Prontofer Protocol and Justification”), signed on the date hereof. Additionally, the administrators and members of the Audit Committees of Gerdau and Villares have also expressed themselves favorably, on the date hereof, to the merger of Villares into Gerdau, pursuant to the terms of the “Protocol and Justification of Merger of Aços Villares S.A. into Gerdau S.A.” (“Villares Protocol and Justification”), also signed on the date hereof.

2.3. The Boards of Directors of Villares and Gerdau have also approved the call of the Extraordinary General Meetings of both companies, which are to be held, at first call, on December 30, 2010, to resolve on the merger of Villares into Gerdau. The Extraordinary General Meeting of Gerdau shall also resolve on the merger of Prontofer into Gerdau. Prontofer’s Partners’ Meeting that will resolve on the merger of Prontofer into Gerdau shall also be held on that date.

3. Replacement ratio, number and type of shares to be attributed to Prontofer’s partners and Villares’ shareholders and shares rights.

3.1. Prontofer’s partners shall receive 1 common or preferred share issued by Gerdau for each 22.247601 quotas of Prontofer held thereby. Villares’ shareholders shall receive 1 preferred share issued by Gerdau for each 24 common shares issued by Villares held thereby. Such replacement ratio shall be proportionally adjusted in case of splitting, reverse splitting, stock dividends or any other event that results in a change of the number of shares or quotas in which the capital of Villares and Prontofer is divided, without any change to their net equity.

3.2. The replacement ratio of quotas of Prontofer with Gerdau’s shares was based on the economic value of Prontofer’s interest in Villares, determined by an economic and financial appraisal of Villares, Gerdau’s shares average quotation in stock exchange and EBITDA implicit multiples backed by outside consultancy from a specialized company, namely BR Partners. Prontofer’s partners, currently holders of quotas of this company, shall receive, as a result of the merger of Prontofer into Gerdau, common and preferred shares issued by Gerdau, in the proportion of 15.15% and 84.85% respectively. The attribution of a greater proportion of preferred shares to such partners is justified by the fact that said shares have greater liquidity as compared to the common shares issued by Gerdau, it being certain that except for the right to vote, which is exclusively attributable to the common shares, the common and preferred shares of Gerdau do not have any differences in respect to the other equity rights attributed thereto; thus, the attribution of a greater amount of preferred shares to Prontofer’s partners is justified.

3.3. The replacement ratio of Villares’ shares with Gerdau’s shares was based on Villares’ economic value, established by an economic and financial appraisal thereof, Gerdau’s shares average quotation in stock exchange and EBITDA implicit multiples, backed by outside consultancy by a specialized company, namely BR Partners. Villares’ shareholders, currently holders of common shares of such company, shall receive, as a result of the merger of Villares into Gerdau and in the proportion indicated above, preferred shares issued by Gerdau. The attribution of exclusively preferred shares to such shareholder is justified by the fact that said shares have greater liquidity as compared to the common shares issued by Gerdau, it being certain that except for the right to vote, which is exclusively attributable to the common shares, the common and preferred shares of Gerdau do not have any differences in respect to the other equity rights attributed thereto; thus, the attribution of a greater amount of preferred shares to Villares’ shareholders is justified.

3.4. Gerdau’s management decided to propose to the shareholders the replacement ratio mentioned in item 3.1 above because it considered it to be equitable and properly justified.

3.5. The fractions of shares resulting from the replacement of the position of each partner of Prontofer and each shareholder of Villares that do not compose with other partners or shareholders of Prontofer or Villares, respectively, in order to form whole numbers shall be rounded down to the closest whole number, and the difference shall be paid in cash by Gerdau within 30 business days as of the receipt of the funds resulting from the disposal, in BM&FBOVESPA, of Gerdau’s shares corresponding to such set of fractions.

3.6. Gerdau’s shares to be attributed to Prontofer’s partners and Villares’ shareholders to replace their quotas/shares of Prontofer and Villares shall have the same rights attributed to Gerdau’s common and preferred shares, as applicable, currently outstanding, and shall take part in all benefits, including dividends and capital compensation that come to be declared by Gerdau as from the date of the Extraordinary General Meeting that approves the merger.

3.7. Prontofer and Villares do not hold shares issued by Gerdau. Gerdau does not have any interest in Prontofer’s capital. The shares representing Villares’ share capital held by Gerdau on the date of the Merger shall be cancelled, as set forth in article 226, paragraph 1, of Law No. 6,404/76, and the assets corresponding to such interest of Gerdau in Villares’ share capital shall be appropriated in the mergor itself as an investment replacement

4. Appraisal criteria of the net equity of Prontofer and Villares, appraiser, treatment of equity variations and right to withdraw.

4.1. The net equity of Prontofer and Villares shall be merged into Gerdau by their book net values audited on November 30, 2010 (“Base Date”).

4.2. In compliance with the provisions in articles 227 and 8 of Law 6,404/76, Gerdau’s administrators appointed, ad referendum of the General Meeting that examines the Prontofer Protocol and Justification and the Villares Protocol and Justification, Deloitte Touche Tohmatsu Auditores Independentes, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 49.928.567/0001-11, with its principal place of business in the City of São Paulo, State of São Paulo, at Rua José Guerra, 127 (“Deloitte”), to appraise the net equity of Prontofer and Villares to be passed to Gerdau due to the Merger. As a result of its work, Deloitte delivered to Gerdau the relevant appraisal reports.

4.3. The equity variations ascertained in Prontofer and Villares from the Base Date to the date on which the Merger occurs shall be appropriated exclusively by Gerdau as capital reserve.

4.4. According to the provisions of article 264 of Law No. 6,404/76, Apsis Consultoria Empresarial Ltda., enrolled in CNPJ/MF under No. 27.281.922/0001-70, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12º andar, Centro, (“APSIS”) was chosen by the managements of Prontofer and Villares to prepare appraisal reports containing the calculations of the replacement ratios of the quotas/shares held by the partners/shareholders of Prontofer and Villares with Gerdau’s shares, based on the net equity value of the quotas/shares of Gerdau, Prontofer and Villares, at market prices, on September 30, 2010.

4.5. As informed above, the replacement ratio to be submitted to the general meeting is of 24 common shares of Villares for 1 preferred share of Gerdau, this ratio being more favorable than the replacement ratio defined by APSIS in the report issued thereby, which would correspond to 43,581902 shares of Villares for 1 share of Gerdau. As a consequence, the right to withdraw of Villares’ shareholders (not applicable to Prontofer’s case due to the unanimous consent from the shareholders, as described below) shall be set based on the respective equity amount, pursuant to articles 45 and 137 of Law No. 6,404/76.

4.6. Due to the consent from the only partners of Prontofer in relation to the Merger, which consent must be ratified at a Partners’ Meeting to be held on December 30, 2010, the right to withdraw shall not be exercised thereby in relation to the merged company Prontofer, the application of the provisions in article 1,077 of Law No. 10,406/02 being thus rendered unnecessary.

4.7. Pursuant to the provisions in article 137, paragraph 2, of Law No. 6,404/76, the right to withdraw shall be exclusively granted to Villares’ shareholders that are registered on the date of publication of the Material Fact that dissent or abstain from voting in the resolution pertaining to the Merger or who do not attend the relevant Extraordinary General Meeting and who expressly state their intention of exercising it within 30 days counted as of the date of publication of the minutes of Villares’ Extraordinary General Meeting that approves the Merger. Payment of the reimbursement, as referred to in item 4.5, shall be made by the book equity value of the share issued by Villares on December 31, 2009, which is the date of the latest balance sheet approved, which is of R$ 0.182473, except for the right to prepare a special balance sheet, and shall depend on the performance of the transaction, as set forth in article 230 of Law No. 6,404/76, it being performed by Villares on a date to be disclosed in due course. The reimbursement shall only be assured with regard to shares provenly held by the shareholder on the date of the first publication of the call notice of the meeting or on the date of communication of the material fact subject matter of the resolution, whichever occurs first, pursuant to article 137, paragraph 1, of Law No. 6,404/76.

4.8. If the preparation of a special balance sheet is requested, pursuant to the provisions of Article 45, paragraph 2, of the Corporation Law, the dissenting shareholder shall receive 80% of the reimbursement amount calculated based on the latest balance sheet prepared, and the remaining balance, if any, shall be paid within the term of 120 days counted as of the date of the resolution of the respective general meeting that approves the Merger.

4.9. The mergor shall not have the right to withdraw.

4.10. Deloitte and APSIS represented (i) that there is no conflict or pooling of interests, current or possible, with Prontofer’s partners or Villares’ shareholders or Gerdau, or also in regard to the Merger itself; and (ii) that the partners/shareholders or administrators of Prontofer, Villares or Gerdau did not direct, limit, impair or perform any acts that have or may have compromised the access, the use or the knowledge of information, properties, documents or work methods relevant to the quality of their conclusions.

5. Increase of Gerdau’s net equity. Composition of the share capital and shares of Gerdau after the Merger. Change of Gerdau’s corporate object.

5.1. The total issue price of Gerdau’s shares in the capital increase resulting from Prontofer’s merger shall be the book net equity on the Base Date of Prontofer’s net assets merged into Gerdau. The total issue price of the shares of Gerdau in the capital increase resulting from the merger of Villares shall be the book net equity on the Base Date of the net assets of Villares merged into Gerdau. Part of these amounts may be intended for the formation of a capital reserve pursuant to the provisions of item “a” of paragraph 1 of article 182 of Law No. 6,404/76. Said shares shall be subscribed by the administrators of Prontofer and Villares, as applicable, by their partners/shareholders, and paid up with the transfer of the net assets of Prontofer and Villares to Gerdau’s equity.

5.2. The merger shall first result in an increase in Gerdau’s share capital estimated at one billion, three hundred and twenty-two million, seventy-five thousand, six hundred and eighty-one Reais (R$ 1,322,075,681.00), equivalent to Prontofer’s net equity value and, later, in an increase of Gerdau’s share capital estimated at one hundred and firty-four million, four hundred and seventy-one thousand, seven hundred and sixty-four Reais (R$ 144,471,764.00), equivalent to the Villares’ net equity value, less the amount of Gerdau’s interest in Villares, pursuant to the appraisal reports referred to in item 4.2 above, with the issue of nine million, fourteen thousand and seventy-nine (9,014,079) new common shares and fifty million, four hundred and eighty-five thousand, seven hundred and fifteen (50,485,715) new preferred shares to Prontofer’s partners and twenty-five million, nine hundred and twenty-one thousand, six hundred and ninety-eight (25,921,698) new preferred shares to Villares’ shareholders, all registered, book-entry and without par value, identical to those currently in existence, which shall be attributed to Prontofer’s partners and Villares’ shareholders, pursuant to the replacement ratio indicated in item 3.1 above.

5.3. The wording of the main section of Article 4 of Gerdau’s Bylaws shall be altered to reflect the capital increase, with the issue of new shares resulting from the Merger. Likewise, the wording of Article 2 of Gerdau’s Bylaws shall be altered to reflect the inclusion of activities of (i) “interest in companies and industrial consortiums, (ii) “exploration of the industry and commerce, including by means of representation, import and export, of steel, iron and similar products”, and (iii) “provision of services”, with the first two activities being currently carried out by Villares and the latter by Prontofer, and none of them is currently included in an explicit way in the Company’s corporate object.

6. Acts of the Transaction.

6.1. The performance of the Merger shall be contingent upon the following acts:

(a)          Gerdau’s Extraordinary General Meeting to (i) examine, discuss and approve the Villares Protocol and Justification and the Prontofer Protocol and Justification, and authorize the capital increase to be subscribed and paid up by the administrators of Prontofer and Villares; (ii) ratify Deloitte’s appointment; (iii) approve the appraisal reports presented by Deloitte and the Merger; (iv) authorize Gerdau’s executive office to enter into all contracts and instruments and perform and other acts necessary for the performance of the Merger; and (v) approve the alterations to articles 2 (corporate object) and 4, main section (Share Capital) of the Bylaws.

(b)         Prontofer’s Partners’ Meeting to (i) approve the Prontofer Protocol and Justification and the Merger itself and the extinguishment of Prontofer, and (ii) authorize the subscription, by Prontofer’s administrators, of the shares to be issued by Gerdau; and

(c)          Villares’ Extraordinary General Meeting to (i) approve the Villares Protocol and Justification and the Merger itself and the extinguishment of Villares, and (ii) authorize the subscription, by Villares’ administrators, of the shares to be issued by Gerdau.

6.2. In compliance with the recommendation given by the Securities Commission in the CVM Orientation Opinion No. 35/2008, Gerdau, as controlling shareholder of Villares, shall refrain from voting in Villares’ General Meeting intended to resolve on the Merger.

7. Costs.

7.1. The costs and expenses resulting from the implementation of the Merger shall be borne by Gerdau. The administrations of Gerdau, Prontofer and Villares estimate that the costs to perform the Merger shall be of approximately one million and seven hundred thousand Reais (R$ 1,700,000.00), including the expenses with publications, auditors, appraisers, lawyers and other technical professionals contracted to assist the transaction.

8. Further Information on the transaction.

8.1. The performance of the Merger shall entail the extinguishment of Prontofer and Villares, which shall be succeeded by Gerdau in all of their properties, rights, assets, obligations and responsibilities, pursuant to the applicable provisions of Laws 6,404/76 and 10,406/02.

8.2. All real properties that make up the equity of Prontofer and Villares, the description and identification of which shall be included in an attachment to the minutes of the Partners’ Meeting of Prontofer and to the minutes of the Extraordinary General Meeting of Villares that resolves on the Merger, as well as the furniture, inventory, equipment, industrial property assets (including, for example, trademarks, patents, domain names) existing in the premises of Prontofer and Villares or registered in the name of these companies, shall become Gerdau’s property as a result of the Merger.

8.3. It shall be incumbent on the administrators of Gerdau to perform all acts necessary for the implementation of the Merger, including the filing and publication of all acts pertaining to the Merger, pursuant to article 227, paragraph 3 of Law 6,404/76, and to write off the enrollments of Villares and Prontofer in the relevant federal, state and local departments, as well as to keep their accounting books during the legal timeframe.

8.4. The publicly-held company registration of Villares shall be cancelled due to the extinguishment of the company.

9. Availability of documents.

9.1. The Villares Protocol and Justification, the Prontofer Protocol and Justification and the audited financial statements of Villares and Prontofer prepared on the Base Date, as well as the other documents referred to herein and in article 3 of CVM Ruling No. 319/99 shall be made available, as from this date, at the Companies’ headquarters and in the respective websites, as applicable  (www.gerdau.com.br/investidores, both for Gerdau and Villares), as well as in the websites of the Securities Commission (www.cvm.gov.br) and BM&FBOVESPA (www.bovespa.com.br).

Rio de Janeiro, December 13, 2010

Osvaldo Burgos Schirmer

Investor Relations Officer of

Metalúrgica Gerdau S.A.,

Gerdau S.A. and

Aços Villares S.A.